Tianyin Pharmaceutical Co., Inc.
NYSE Amex: TPI
23rd Floor Unionsun Yangkuo Plaza, No 2 Block 3 South Renmin Road, Chengdu 610041, China

October 15, 2013

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:      Jim B. Rosenberg

Re:	Tianyin Pharmaceutical Co, Inc. Item 4.01 Form 8-K Filed October 8, 2013 File No. 001-34189

Dear Mr. Rosenberg:

This letter is provided in response to your letter dated October 9, 2013 regarding the above-referenced Form 8-K for Tianyin Pharmaceutical Co., Inc. (“TPI” or the “Company”). Responses are set forth below the items noted by the staff in your letter.  Please note that for the convenience of the reader the words “we”, “us”, “our” and similar terms used in the responses refer to the Company.

Item 4.01 Changes in  Re gist rant’s  Certifying  Accountant

1.
Refer to your disclosure: “It is our understanding that P&Z’s previously issued audit opinions before September 30, 2013, including the audit opinion on the Company’s financial statements for the fiscal year ended June 30, 2013, are still valid.” Since Patrizio & Zhao LLC is barred from practicing before the SEC, amend your filing to disclose that financial statements for a period previously audited by Patrizio & Zhao LLC and required to be included in a filing made by the Company after September 30, 2013 will have to be re- audited by a firm that is registered with the PCAOB.

RESPONSE:

Pursuant to your comment, the Company is hereby filing an amendment (the “Amendment”) to the Form 8-K filed on October 8, 2013 and including the following disclosures: “Since Patrizio & Zhao LLC (“P&Z”) is barred from practicing before the SEC, financial statements for a period previously audited by P&Z and required to be included in a filing made by the Company after September 30, 2013 will have to be re-audited by a firm that is registered with the PCAOB.”

2.
Please include, as Exhibit 16, a letter from your former accountants, Patrizio & Zhao LLC, as required by Item 304(a)(3) of Regulation S-K.  Please ensure that your former accountants date their letter.

RESPONSE:

Pursuant to your comment, we are filing a letter from P&Z as required by Item 304(a)(3) of Regulation S-K as Exhibit 16.1 to the Amendment.

We are also hereby stating the following:

●	we are responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Main: +8602885516696 Fax: +862885516676 www.tianyinpharma.com

Tianyin Pharmaceutical Co., Inc.
NYSE Amex: TPI
23rd Floor Unionsun Yangkuo Plaza, No 2 Block 3 South Renmin Road, Chengdu 610041, China

●	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Tianyin Pharmaceutical Co., Inc

/s/ Jiayuan Tong
By: Jiayuan Tong
Chief Financial Officer

cc:	Guoqing Jiang, CEO Tianyin Pharmaceutical Co., Inc.

Attorney: Louis Taubman Hunter Taubman Weiss LLP 130 w. 42nd Street, Suite 1050, New York, NY 10036 Fax: 212-202-6380 Tel: 212-732-7184

Main: +8602885516696 Fax: +862885516676 www.tianyinpharma.com